Mail Stop 3561

April 10, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Barry Reichman, Chief Executive Officer
Multi-Media Tutorial Services, Inc.
1214 East 15th Street
Brooklyn, New York 11230

      Re: Multi-Media Tutorial Services, Inc.
              Form 10-KSB for the fiscal year ended February 28, 2006
              Filed June 15, 2006
              File No. 000-25758

Dear Mr. Reichman:

We have reviewed your amended 10-KSB/A filed March 29, 2007 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the fiscal year ended February 28, 2006

Item 8A. Controls and Procedures

1.   We note your amended February 28, 2006 10-KSB in response to our prior comment. We further note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective "except as discussed below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective. Please confirm your understanding of the above and that you will comply with the disclosure requirements of Item 307 of Regulation S-B in future filings.

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You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief